

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Steven Chuslo, Esq.
Senior Vice President and General Counsel
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Annapolis, MD 21401

> **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted January 25, 2013**
> **CIK No. 0001561894**

Dear Mr. Chuslo:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   Please remember to provide us with support for all quantitative and qualitative business and industry data used in the registration statement, as requested in our December 6, 2012 letter.

Dilution, page 58

2.   We note your response to prior comment four and your revisions to your filing. Your response did not address our comment in its entirety; as such, it will be partially reissued. Please also revise your dilution table to show the increase to

net tangible book value that resulted from the formation transaction *separately* from the increase attributable to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Contractual Obligations and Commitments, page 83

3.   We note your response to prior comment seven and your revisions to your filing. Your response did not address our comment; as such it will be reissued. Please also disclose the amount of interest to be paid in *future* periods related to your debt. Please refer to footnote 46 in our Release 33-8350.

Distribution of HA EnergySource Holdings, LLC to our Current Owners, page 132

4.   We note your response to comment 8 from our letter dated January 15, 2013, as well as your revised disclosure, and we reissue our comment. Please provide the material terms of the distribution, including both the distribution amount and the dividend amount to be received by the existing owners. Please include this information here and in the summary section. Lastly, please describe the purpose for the $3.4 million capital contribution to HA EnergySource, considering that you determined that an interest in HA EnergySource would not be suitable for inclusion as part of your plan to continue your business as a REIT.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

5.   We note your adjustment two. Please tell us why you have recorded an adjustment for the income statement impact of the distribution of HA EnergySource Holdings, LLC to your current owners, as this distribution does not appear to have an income statement impact. Alternatively, if this adjustment is to remove your Loss from equity method investment in affiliate, then please revise your description.

Financial Statements of Hannon Armstrong Capital, LLC for the interim period ended December 31, 2012

Notes to Condensed Consolidated Financial Statements, page F-14

2. Summary of Significant Accounting Policies, page F-14

6.   On page 74, you disclose a modification of a fixed rate loan. Please tell us the nature of the loan modification and tell us how you accounted for this loan modification. Please revise your financial statements to include a policy note for loan modifications.

Financial Statements of Hannon Armstrong Capital, LLC for the year ended September 30, 2012, page F-27

7.   We note your response to prior comment ten. Please tell us how you determined you do not hold any investments required to be disclosed under Item II, as it appears that you own other securities of business corporations. If you continue to believe that you do not own investments required to be disclosed under Item II, please tell us if you own loans to be disclosed under Item III of Guide 3.

Consolidated Statements of Operations, page F-29

8.   We note your response to prior comment 11 and your revisions to your filing. Please further revise your filing to present "(Loss) income from equity method investments in affiliate" within other income. Please refer to Rule 9-04 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-33

2. Summary of Significant Accounting Policies, page F-33

Equity Method Investment in Affiliate, page F-36

9.   We note your response to our prior comment 13. Please revise your filing to disclose how you accounted for the consolidation of HA EnergySource during August 2012.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

   You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Angela McHale, at (202) 551-3402 or me at (202) 551-3655 with any other questions.

         Sincerely,

         /s/ Sonia Barros

         Sonia Barros
         Special Counsel